SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Electro Rent Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

285218-10-3

(CUSIP Number)

May 29, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NAMES OF REPORTING PERSONS
1	Phillip A. Greenberg

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,735,573
OWNED BY
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON		0
WITH:
	8	SHARED DISPOSITIVE POWER
		1,735,573

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,735,573

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based upon 24,195,408 shares of common stock outstanding as of April 7, 2016 as reported in the Issuer’s latest Form 10-Q.

Item 1(a).	Name of Issuer:

Electro Rent Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6060 Sepulveda Blvd., Van Nuys, California 91411-2512

Item 2(a).	Name of Person Filing:

Phillip A. Greenberg

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 605, Newnury Park, CA 91319-0605

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, without par value

Item 2(e).	CUSIP Number:

285218-10-3

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution ___________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,735,573 shares of Common Stock

(b) Percent of class: 7.2%

(c) Number of shares as to which the person has: (i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,735,573

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,735,573

On May 27, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Elecor Intermediate Holding II Corporation, a Delaware corporation (“Parent”), and Elecor Merger Corporation, a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). The same parties entered into an amended and restated Merger Agreement as of June 23, 2016. Copies of the original Merger Agreement and the amended and restated Merger Agreement are attached hereto as Exhibit 1 and Exhibit 2 and are incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Concurrent with parties’ entry into the original Merger Agreement, the Reporting Person entered into a Voting Agreement with Parent (the “Voting Agreement”) with respect to all shares of the Issuer’s common stock beneficially owned by him and additional shares of the Issuer’s common stock with respect to which he may acquire record and/or beneficial ownership of after the date of the Voting Agreement (collectively, the “Voting Agreement Shares”). At the time he entered into the Voting Agreement, the Reporting Person beneficially owned 2,335,573 shares of the Issuer’s common stock.

Under the Voting Agreement, the Reporting Person agreed to take the following actions, among others, during the term of the Voting Agreement: (1) vote all Voting Agreement Shares in favor of the Merger and in favor of any transactions related to the Merger; (2) vote the Voting Agreement Shares against any alternative transaction and (3) vote against any other actions that would impede or prevent the Merger or result in the Issuer breaching any of its obligations or representations in the Merger Agreement. Under the Voting Agreement, the Reporting Person granted to Parent (and its designees) an irrevocable proxy to vote his Voting Agreement Shares as provided above. The Voting Agreement generally prohibits the Reporting Person from disposing of any of his shares with limited exceptions. The Voting Agreement, including the irrevocable proxy granted thereunder, will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the consummation of the transactions contemplated by the Merger Agreement, and (iii) the mutual agreement between the Parent and the Reporting Person.

A copy of the Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

On June 9, 2016, the Reporting Person donated 600,000 of the Voting Agreement Shares, which is approximately 2.5% of the Issuer’s outstanding shares of common stock, to a charitable organization that has agreed to be bound to terms of the Voting Agreement with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2016

/s/ Phillip A. Greenberg
Phillip A Greenberg

Exhibit Index

Exhibit Number	Description

1	Agreement and Plan of Merger, dated May 27, 2016, among Elecor Intermediate Holding II Corporation, Elecor Merger Corporation and Electro Rent Corporation (incorporated by reference to Exhibit 2.1 to Electro Rent Corporation’s Current Report on Form 8-K filed on May 31, 2016).

2	Amended and Restated Agreement and Plan of Merger, dated June 23, 2016, among Elecor Intermediate Holding II Corporation, Elecor Merger Corporation and Electro Rent Corporation (incorporated by reference to Exhibit 2.1 to Electro Rent Corporation’s Current Report on Form 8-K filed on June 24, 2016).

3	Voting Agreement dated May 27, 2016 between Elecor Intermediate Holding II Corporation and the Reporting Person (incorporated by reference to Exhibit 99.2.2 to Electro Rent Corporation’s Current Report on Form 8-K filed on May 31, 2016).